UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2007

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

On December 28, 2007, the Registrant issued a press release in Greece announcing that on December 27, 2007 the Hellenic Capital Markets Commission (the “HCMC”) approved a supplement to the Information Circular (the “IC”) relating to the Registrant’s offer to purchase any and all of the ordinary shares of Cosmote Mobile Telecommunications S.A. (“Cosmote”) that are not already owned, directly or indirectly, by the Registrant, at a price of €26.25 per ordinary share (the “offer”).  The Registrant previously furnished the IC to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K dated December 4, 2007.

An English language version of the Registrant’s press release is attached as Exhibit 99.1 hereto.

Cosmote’s ordinary shares are listed on the Athens Stock Exchange and (in the form of Global Depositary Receipts) on the London Stock Exchange.  The Registrant is extending the offer to U.S. holders of Cosmote ordinary shares pursuant to the “Tier 2” exemption afforded by Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended.

The Registrant expects to commence distribution of the supplement to the IC on January 3, 2008.  At such time, the Registrant will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K an English language version of the supplement to the IC.

As previously disclosed, the acceptance period of the offer started on Tuesday, December 4, 2007, at 8:00 a.m. (Greek time) and will end on Tuesday, January 29, 2008, at 14:30 p.m. (Greek time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 28, 2007

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

Exhibit 99.1  English language version of the Registrant’s press release dated December 28, 2007.

ANNOUNCEMENT

APPROVAL OF THE SUPPLEMENT TO THE TENDER OFFER INFORMATION CIRCULAR

1.

“HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” (the “Offeror” or “OTE”) announces that, on Thursday, 27 December 2007, the Board of Directors of the Hellenic Capital Market Commission (the “CMC”) approved the supplement (the “Supplement” information circular of OTE (the “Information Circular”), relating to the voluntary tender offer that the Offeror has submitted on 9 November 2007 (the “Tender Offer”), in accordance with the provisions of Law 3461/2006 (the “Law”), to acquire all common registered shares of the société anonyme under the name “COSMOTE - MOBILE TELECOMMUNICATIONS S.A.”, (the “Company” or “COSMOTE”).

2.

The Information Circular was approved by the Board of Directors of the CMC on 29 November 2007 and published on 4 December 2007, in accordance with the Law. Moreover, the acceptance period of the Tender Offer started on Tuesday, 4 December 2007, at 8.00 am (Greek time) and ends on Tuesday, 29 January 2008, at 14:30 pm (Greek time) (the “Acceptance Period”).

3.

The preparation of the Supplement was necessary due to a change in the maximum number of the new Shares which may be issued in December 2007, namely within the Acceptance Period, as a result of the exercise of stock options by executives of COSMOTE’s group, as more particularly set out in the Company’s relevant announcement published on 11 December 2007, namely after the date on which the Information Circular was approved and published. Specifically, the above maximum number of new Shares is increased by 13,500 Shares and is now 1,178,570 instead of 1,165,070 Shares referred to in the definition of the term “New Shares” set out in the Information Circular. It is reminded that the Tender Offer also relates to the acquisition of the said “New Shares”, provided they are issued and admitted to trading on the Athens Exchange until the end of the Acceptance Period.

4.

The process for accepting the Tender Offer is described in detail in section 4 of the Information Circular.

5.

As of Thursday, 3 January 2008, copies of the Supplement will be available (a) in printed form in all branches of the National Bank in Greece and the offices of OTE, and (b) in electronic form in OTE’s web site (www.ote.gr), the web site of Merrill Lynch International Limited which acts as the adviser of the Offeror (www.ml.com/ote), the ATHEX’s web site (www.ase.gr) and the web site of the Securities and Exchange Commission (www.sec.gov.), after OTE furnishes it as part of Form 6-K.

6.

It is reminded that the Company’s shareholders may receive copies of the Information Circular, the relevant “Declaration of Acceptance” and information as to the overall process for accepting the Tender Offer from any branch of the National Bank in Greece throughout the Acceptance Period. Moreover, information about the process for accepting the Tender Offer are being provided throughout the Acceptance Period by the telephone at the following telephone numbers of the National Bank during normal business days and hours: +30 210 3349697 and +30 210 3349665. Finally, the Information Circular is also available (a) in printed form at the offices of OTE, and (b) in electronic form in OTE’s web site (www.ote.gr), the web site of Merrill Lynch International Limited (www.ml.com/ote), the ATHEX’s web site (www.ase.gr) and the web site of the Securities and Exchange Commission (www.sec.gov.),

IMPORTANT NOTICES

1.

The Tender Offer is addressed to the Company’s shareholders and only to persons to whom it may be lawfully addressed. The making of the Tender Offer to specific persons who are residents in, nationals or citizens of jurisdictions outside the Hellenic Republic or to custodians, nominees or trustees of such persons (the “Foreign Shareholders”) may be made in accordance with the laws of the relevant jurisdiction, with the exception of the jurisdictions within which, under its laws, rules and regulations, the submission, the making or the presentation of the Tender Offer or the mailing/distribution of this announcement, the Information Circular, the Supplement and any other document or material relevant thereto (together the “Tender Offer Documents”) is illegal or infringes any applicable legislation, rule or regulation (the “Excluded Jurisdictions”).

2.

More specifically, the Tender Offer is not being made, directly or indirectly, by mail or by any means in or into the Excluded Jurisdictions. Accordingly, copies of any Tender Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to in anyone or from no one in or into or from any Excluded Jurisdiction.

3.

No person receiving a copy of any Tender Offer Document in any jurisdiction outside the Hellenic Republic may treat them in same way as if they constituted a solicitation or offer to such person and under no circumstances such person may use the Declaration of Acceptance if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Tender Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Tender Offer Document is sent for information purposes only.

4.

It is the responsibility of each Accepting Shareholder wishing to accept the Tender Offer to inform himself of and ensure compliance with the laws of his jurisdiction in relation to the Tender Offer. If you are a Foreign Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant foreign jurisdiction.

5.

If a person forwards any Tender Offer Document to or from any Excluded Jurisdiction or uses the mail or any other means of any Excluded Jurisdiction, such person must draw the recipient’s attention to section 4.6 of the Information Circular.